UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31858 / October 5, 2015

_____

In the Matter of   :
                                                                    :
AlphaClone, Inc.   :
One Market Street, Steuart Tower, Suite 1208   :
San Francisco, California 94105   :
                                                                    :
ETF Series Solutions   :
Quasar Distributors, LLC   :
615 East Michigan Street, 4th Floor   :
Milwaukee, Wisconsin 53202   :
                                                                    :
(812-14474)   :
                                                                    :
_____ :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

AlphaClone Inc., ETF Series Solutions, and Quasar Distributors, LLC filed an application on
May 26, 2015, and an amendment to the application on August 18, 2015, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section
12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act,
and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to occur at negotiated market prices; (c) certain series to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of Creation
Units; and (e) certain registered management investment companies and unit investment trusts
outside of the same group of investment companies as the series to acquire Shares.

On September 11, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31820). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of AlphaClone, Inc., ETF Series Solutions, and Quasar Distributors, LLC (File No. 812-14474),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                      Robert W. Errett
                                      Deputy Secretary